INDOSAT RECORDS SOLID PERFORMANCE IN 2008

WITH OPERATING REVENUES OF RP18.66 TRILLION

AND NET INCOME OF RP1.88 TRILLION

Indosat ends 2008 with 36.5 million cellular subscribers

Jakarta, 26 February 2009.  PT Indosat Tbk (“Indosat” or the “Company”) announced its audited consolidated financial statements for the year ended December 31, 2008 with comparative figures of 2007 and 2006. Purwantono, Sarwoko & Sandjaja, a member of Ernst & Young Global is the Company’s independent auditor.

The Company recorded consolidated operating revenues and operating income for the Full Year of 2008 amounting to Rp18.66 trillion and Rp4.73 trillion reflecting growth of year-over-year 13% and 5% respectively. Compared to 2007, the cellular business revenues grew by 119%, fixed data business (multimedia, data communication and internet) revenues grew by 26% while fixed voice business revenues grew by 11%.  The cellular, fixed data and fixed voice businesses now contribute 76%, 15%, and 9% to the consolidated operating revenues respectively.

Despite a fierce price competition that started in early 2008, Indosat is still able to maintain its EBITDA margin of 50%.

”All three line of businesses at Indosat, namely, cellular, fixed data and fixed voice, enjoyed growth which contributed to the solid performance of the company in 2008. We successfully acquired 12 million new cellular subscribers and recorded the highest yearly net additions for the company”, said Johnny Swandi Sjam, President Director of Indosat.

The Company recorded net income of Rp1.88 trillion for the Full Year 2008, a decline of 8% year on year, largely driven by the impact of foreign exchange losses due to depreciation of the Rupiah against the US Dollar that impacted Q4-2008 performance. As at 31 December 2008, the company total outstanding debt stood at Rp21.76 trillion with 51% in Rupiah and 49% in US Dollar. The company hedged approximately 52% of its total US Dollar bonds and loans.

Financial results summary with year on year comparison

(for the period ended 31 December 2008)

Summary	FY -2007 (in Rp billion)	FY -2008 (in Rp billion)	(%) Change
Operating Revenues	16,488.5	18,659.1	13.2%
Operating Expenses	11,968.9	13,925.9	16.4%
Operating Income	4,519.6	4,733.3	4.7%
Other Income (Expenses)	(1,590.0)	(2,408.2)	51.5%
Net Income	2,042.0	1,878.5	-8.0%
EBITDA	8,714.8	9,321.2	7.0%
EPS (in Rp)	375.8	345.7	-8.0%
Capex	11,944.9	13,073.8	9.5%

Selected operational results summary with year on year comparison.

(for the period ended 31 December 2008)

Description	FY -2007	FY -2008	(%) Change
Cellular subscribers (million)	24.5	36.5	48.7%
FWA subscribers (thousand)	628	761	21.3%
BTS	10,760	14,162	31.6%

Cellular business highlights

The company closed the year with a total of 36.5 million cellular subscribers of which 97.5% were prepaid users (Mentari and IM3) and the remaining 2.5% were postpaid users (Matrix). With the additional roll out of new BTS, as of end 2008 the Company’s cellular service coverage now extends to all 33 provinces, 428 Regencies and 3,620 districts in Indonesia. In 2008, Indosat launched several marketing promotions for prepaid and postpaid users. The IM3 product is a market leader in the prepaid segment as our customers benefit from the value of our promotions and the quality of our network. Indosat’s retention program, Poin Plus Plus, continues to be one of the most popular programs among cellular users. In addition Indosat continues to be the market leader in the fast growing Blackberry segment and for users that are demanding high speed wireless data access.

Fixed data (multimedia, data communication and internet) business highlights

Indosat has been one of the leaders in offering high quality of data communication services for corporate segment. In 2008, the company’s fixed data services enjoyed significant growth drive by increased demand for IPVPN, internet and high speed leased lines.

Fixed voice business highlights

Indosat fixed voice business grew in 2008 on account of growth in international call services, notably driven by incoming traffic and an increase in demand of fixed wireless services (Star One). The Company currently offers fixed wireless services in 52 cities and served 761 thousand customers in 2008.

 “We would like to thank all our customers and stakeholders for supporting in 2008. The outlook for 2009 remains uncertain largely as the full impact of the global financial crisis is yet unknown. We anticipate some weakness in demand across all three lines of businesses this year. I would like to assure our shareholders that Indosat will continue to be prudent in its financial management and make the necessary investments to ensure we continue to deploy new services and network capacity for our customers.” added Johnny Swandi Sjam.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides nationwide cellular prepaid and postpaid services. It also provides fixed telecommunication or fixed voice such as IDD, fixed wireless and fixed phone services. And together with its subsidiary companies, Indosat Mega Media (IM2) and Lintas Arta, Indosat provides fixed data or Multimedia, Internet & Data Communication Services such as IPVPN, leased line and internet services. Indosat pioneered in introducing wireless broadband services using 3.5 G with HSDPA technology in Indonesia. The company went dual listed n 1994 and now the company shares are listed in the Indonesia Stock Exchange (IDX: ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp: 62-21-3869614

Fax : 62-21-3804045

Investor Relations

Telp: 62-21-3869615

Fax : 62-21-3804045

Email : investor@indosat.com

Website : www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.